

December 7, 2012

Ryan Faught
Chief Executive Officer
Creative App Solutions, Inc.
3965 Paula St.
La Mesa, CA 91941

> **Re: Creative App Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 23, 2012**
> **File No. 333-184457**

Dear Mr. Faught:

We have reviewed the above-referenced filing and the related response letter dated November 21, 2012 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 14, 2012.

Prospectus Cover Page

1.   Please state on the cover page that the direct public offering by the company is being conducted on an "all-or-none" basis.

2.   We note your response to prior comment 5. Please amend the tabular disclosure on the cover page to disclose the expenses and anticipated net proceeds from the offering. See Item 501(b)(3) of Regulation S-K. In addition, clarify that the "Public Offering Price…" line item refers to the public offering price for shares to be sold by the company. Consider including footnote disclosure to clarify that the table excludes shares to be sold by the selling shareholder, the proceeds from which, if any, will not be received by the company.

Risk Factors, page 4

3.   The proposed offering includes issuer sales at $0.10 per share and concurrent secondary sales at $0.05 per share. Please provide risk factor disclosure addressing the risks to your efforts to raise capital in a direct offering that are posed by the concurrent secondary offering at prices less than the offering price for the shares offered by the company.   It would appear that potential purchasers will first seek to obtain shares at the lower price offered by the secondary seller and that purchasers would acquire shares in any trading

market that develops, rather than from the company, in the event prices in such a trading market are less than $0.10 per share.

"We may not be able to adequately protect our intellectual property…," page 8

4.   Your response to prior comment 9 notwithstanding, it does not appear that you have revised this risk factor in response to our comment. Please revise this risk factor in a manner that is consistent with your response.

Plan of Distribution and Terms of the Offering

Shares Offered by Us, page 18

5.   We note your reference to the "prompt" return of the funds to investors. You state variously that all money paid for shares will be promptly returned to the purchasers within "one month" of the termination date and within "24 hours" of the termination date. Please revise to address this discrepancy. Note that the return of funds within one month of the termination date does not appear to constitute "prompt" return.

Notes to Financial Statements

Note 8 – Subsequent Events, page F-10

6.   We note your expanded disclosure in response to prior comment 18. Please revise your disclosure to be consistent with the disclosure requirements of FASB ASC 855-10-50-1. In this regard, disclose the date through which subsequent events have been evaluated. Please revise accordingly.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Jennifer R. Trowbridge, Esq.
        Stoecklein Law Group, LLP